Lang Michener LLP
BARRISTERS & SOLICITORS

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File Number: 57430-8

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November 15, 2006

BY COURIER & FILED BY EDGAR
MAIL STOP: 4561

The United States Securities
and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-4561

Attention: Mr. Mark P. Shuman, Branch Chief - Legal

Dear Mr. Shuman:

PlayBOX (US) Inc.
Registration Statement on Form SB-2 Amendment No. 1
Filed October 10, 2006
SEC File No. 333-134852

We write on behalf of PlayBOX (US) Inc. (the “Company” or “PlayBOX”) in response to the Staff’s letter of October 30, 2006 signed by Mr. Mark P. Shuman, Branch Chief - Legal of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form SB-2 Amendment No. 1 filing (the “Comment Letter”). On behalf of the Company, we have filed with the Commission via the EDGAR system, an Amendment No. 2 to the Registration Statement on Form SB-2 (as revised, the “Form SB-2/A2”). We enclose with this letter two copies of the Form SB-2/A2, plus two copies that have been redlined to show the changes from the previous Form SB-2/A1 filing.

In addition to the Form SB-2/A2, we also provide below our item-by-item responses to the comments made in the Comment Letter. The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined have the same meanings given such terms in the Form SB-2/A2.

Amendment No. 1 to Registration Statement on Form SB-2

Certain Relationships and Related Transactions, page 46

1.

We note your response to comment 29 of our letter dated July 5, 2006. Please revise your disclosure to provide the material terms of the advance arrangement including the payment terms and whether the advance is subject to interest accrual.

In response to the Staff’s comment, the Company has revised its disclosure to clarify that the advances are not subject to any interest accrual, and that although the advances are payable upon demand, DeBondo Capital Inc. has agreed to defer the payment of the outstanding amount that the Company owes them until such time as the Company has arranged and received sufficient funding to pay its accrued liabilities.

Executive Compensation

Summary Compensation Table, page 53

2.	Please update your disclosure here to provide information as of your fiscal year ended September 30, 2006.

In response to the Staff’s comment, the Company has updated its disclosure in the Summary Compensation Table to provide information as of its fiscal year ended September 30, 2006.

Interim Financial Statements

Notes to Interim Consolidated Financial Statements

General

1.

We note that you have revised the interim financial statements to remove various footnote disclosures that had previously been provided. Explain to us the basis for this revision. As part of your response, address how your decision to revise the footnotes took into consideration the change in legal entity between the date of the annual and interim financial statements.

In response to the Staff’s comment, the Company removed various footnotes relating to Note 2, “Significant Accounting Policies,” of the June 30, 2006 interim consolidated financial statements of the Company which made reference to PlayBOX Media Limited’s September 30, 2005 and 2004 Financial Statements for the following reasons:

PlayBOX Media Limited (“UK Company”) is the continuing accounting parent of PlayBOX (US) Inc. (“US Company”) immediately after the reverse takeover. Consequently, the US Company follows the significant accounting policies of UK Company.

In addition, the Company compared the significant accounting polices of the UK Company to that of the previously filed interim consolidated financial statements of the US Company as at March 31, 2006, and found the footnotes to be in agreement except for the those relating to the change in legal entity (i.e. Basis of Consolidation) and any subsequent updates or adoptions of new accounting policies subsequent to September 30, 2005.

The Company also advises that it has adequately and appropriately disclosed the change in legal entity between the date of the annual and interim financial statements in Notes 1 and 2(a) of the June 30, 2006 interim consolidated financial statements.

Note 4. Agency Exploitation Agreement, page F-9

2.

Your response to comment 32 of our letter dated July 5, 2006 indicates that customers may not take possession of the PlayBOX software, run the software on their own computers or contract with another party to host the software. Based on this, you have concluded that your revenue arrangements are outside the scope of SOP 97-2. However, your response to comment 34 of our letter dated July 5, 2006 indicates that the PlayBOX software was obtained for external use and, therefore, was accounted for under SFAS 86. Please further explain to us the basis for your conclusion that the PlayBOX software is within the scope of SFAS 86. As part of your response, explain how you have considered paragraph 7 of EITF 00-3 and paragraph 15 of SOP 98-1. Please note that EITF 00-3, par. 7 indicates that, if a vendor never sells, leases or licenses software in an arrangement within the scope of SOP 97-2, then the software is utilized in providing services and the costs of the software should be accounted for in accordance with SOP 98-1. Given your stated conclusion that your revenue arrangements are outside the scope of SOP 97-2, we would expect that the software utilized to provide the services underlying your arrangements would be accounted for under SOP 98-1.

In response to the Staff’s comment, the Company provides the following additional explanation or reference to SFAS 86 as to its basis for concluding that the PlayBOX software is within the scope of SFAS 86:

Paragraph 7 of SFAS 86 states that,

“The cost of purchased software to be sold, leased, or otherwise marketed that has no alternative future use shall be accounted for the same as the costs incurred to develop such software internally, as specified in paragraphs 3-6. If that purchased software has an alternative future use, the cost shall be capitalized when the software is acquired and accounted for in accordance with its use.”

Since the PlayBOX software was purchased to be leased or marketed by the Company and it has no future alternative use other than those described in the “Future Development” section on page 35 of the registration statement, the Company accounted for the PlayBOX software similar to and in accordance with paragraph 6 of SFAS 86 which states that,

“Capitalization of computer software costs shall cease when the product is available for general release to customers. Costs of maintenance and customer support shall be charged to expense when related revenue is recognized or when those costs are incurred, whichever occurs first.”

The PlayBOX software was already available for general release to customers when the Company acquired it on March 31, 2006. Consequently, under paragraph 6 of SFAS 86, the PlayBOX software would not qualify for capitalization.

The Company also considered the following references in its determination of expensing as opposed to capitalizing the PlayBOX software:

The Company first determined whether the PlayBOX software is within the scope of SOP 97-2 as paragraph 7 of EITF 00-3 refers to its application based on whether the PlayBOX software is within the scope of SOP 97-2.

Paragraph 2 of SOP 97-2 states that,

“This SOP provides guidance on when revenue should be recognized and in what amounts for licensing, selling, leasing, or otherwise marketing computer software. It should be applied to those activities by all entities that earn such revenue. It does not apply, however, to revenue earned on products or services containing software that is incidental1 to the products or services as a whole.

1 Indicators of whether software is incidental to a product as a whole include (but are not limited to) (a) whether the software is a significant focus of the marketing effort or is sold separately, (b) whether the vendor is providing postcontract customer support, and (c) whether the vendor incurs significant costs that are within the scope of FASB Statement No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed. An example of the applicability of this SOP to revenue earned on products containing software is included in appendix A, "Examples of the Application of Certain Provisions of This Statement of Position."

Although the PlayBOX software may be critical to the operations of an interface, the PlayBOX software is not the focus of the marketing effort, nor is it what the customer perceives he or she is obtaining. Therefore, the Company determined that SOP 97-2 is not applicable to the PlayBOX software because the software is incidental to the product (i.e. the four different PlayBOX interfaces) as a whole.

Paragraph 7 of EITF 00-3 states that,

“The Task Force observed that if the vendor sells, leases, or licenses software that is within the scope of SOP 97-2, then the development costs of such software should be accounted for in accordance with Statement 86. Conversely, if the vendor never sells, leases, or licenses the software in an arrangement within the scope of SOP 97-2, then the software is utilized in providing services and the development costs of the software should be accounted for in accordance with SOP 98-1. However, if during such software's development or modification, the vendor develops a substantive plan to sell, lease, or otherwise market the software externally, the development costs of the software should be accounted for in accordance with Statement 86.”

Since the PlayBOX software is not within the scope of SOP 97-2, as explained above, the first two sentences of paragraph 7 of EITF 00-3 would not be applicable as the two scenarios are only applicable if the software was within the scope of SOP 97-2.

Paragraph 15 of SOP 98-1 states that,

“Computer software to be sold, leased, or otherwise marketed includes software that is part of a product or process to be sold to a customer and should be accounted for under FASB Statement No. 86. For example, software designed for and embedded in a semiconductor chip is included in the scope of FASB Statement No. 86 because it is an integral part of the product. By contrast, software for internal use, though it may be used in developing a product, is not part of or included in the actual product or service sold. If software is used by the vendor in the production of the product or providing the service but the customer does not acquire the software or the future right to use it, the software is covered by this SOP. For example, for a communications company selling telephone services, software included in a telephone switch is part of the internal equipment used to deliver a service but is not part of the product or service actually being acquired or received by the customer.”

Because the PlayBOX software forms part of, or is embedded in, the four interfaces to be marketed to customers, the PlayBOX software would be accounted for under SFAS 86, as described in paragraph 15 of SOP 98-1 above. Although the PlayBOX software is used by the Company in making the final product (i.e. interface) work and the customer does not acquire the software at the end of the contract, each customer still obtains the access rights to the software through the interfaces on a contractual basis. Therefore, SOP 98-1 would not apply and the PlayBOX software would be accounted for under SFAS 86.

3.

Your response to comment 34 of our letter dated July 5, 2006 indicates that when the PlayBOX software was being developed there was a substantive marketing plan in place to market the PlayBOX software. Please explain, in reasonable detail, the substantive marketing plan that you had in place at the time you acquired the PlayBOX technology in March 2006. Tell us whether any marketing channels were selected or any promotional delivery, billing or support activities were identified. See paragraph 12 of SOP 98-1. As part of your response, please tell us how your current plans to market the PlayBOX software compare to the plans in place as of March 31, 2006.

In response to the Staff’s comment, the Company provides the following with reference to paragraph 12 of SOP 98-1.

Paragraph 12 of SOP 98-1 states that,

“For purposes of this SOP, internal-use software is software having the following characteristics:

a. The software is acquired, internally developed, or modified solely to meet the entity's internal needs.

b. During the software's development or modification, no substantive plan exists or is being developed to market the software externally.

A substantive plan to market software externally could include the selection of a marketing channel or channels with identified promotional, delivery, billing, and support activities. To be considered a substantive plan under this SOP, implementation of the plan should be reasonably possible. Arrangements providing for the joint development of software for mutual internal use (for example, cost-sharing arrangements) are not substantive plans to market software for purposes of this SOP. Similarly, routine market feasibility studies are not substantive plans to market software for purposes of this SOP.”

1)

The Company provides the following table explaining, in reasonable detail, the substantive marketing plan as of the PlayBOX technology acquisition on March 31, 2006 as well as the marketing channels identified by the Company:

PLAYBOX MARKETING PLAN on March 31, 2006
OBJECTIVE
White Label:
Raise the profile of the PlayBOX website to artists in the United Kingdom
Make specialist bands & DJs aware of PlayBOX service
Aggregator Solution:
Make Medium/Small Record Labels aware of the PlayBOX service.
Make back catalogue record labels aware of the PlayBOX service
Make niche music genre labels aware of the PlayBOX Service.
PlayBOX:
Introducing our online music application to prospective strategic partners.
Build the PlayBOX brand in the music industry.
Promote PlayBOX services through 3rd parties.
KEY MESSAGES
White Label:
New music download/showcase model for bands
New marketing model for small labels
Giving artists the ability to understand their online customers/marketplace.
Online retail opportunity for music artists through "long tail" effect
Getting heard by larger audiences for far less than the cost of traditional promotional methods.
Aggregator Solution:
New revenue source for small/medium record labels.
New ways to market record labels catalogues.
Revitalising back catalogue through the online medium.
Giving artists the ability to understand their online customers/marketplace.
Online retail opportunity for record labels, back catalogues through "long tail" effect.
PlayBOX:
Offering niche areas of the music industry a new revenue stream.
Offering niche areas of the music industry a new marketing medium.
Bringing the internet to the music industry.

TARGET MEDIA
Music industry media
Digital Music News.com
Music magazines
Music Week
NME
Online Music Unsigned Artists Resources/Social Networks
Artistmanager.com
RecordOfTheDay.com
Vocalist.org.uk
UKUnsigned.com
Bandwagon.com
Unsigned Promotions.com
Myspace.com
Bebo.com
Friendster.com
Online music forums and blogs:
Entsweb.co.uk
DJForums.com
DigitallyImported.com
Classicrockforums.com
Canehdian.com
Bandlink.net
DanceBBS.com
Anthems.com
Glamcentral.com
Homerecording.com
Homeofmusic.com
Avartists.com
Jazz Discussion Forum
Latin House Message Board
Midwest Drum and Base
Alternative Forums.co.uk
MusicFinders.com
Futureproducers.com
The Art of Rock
House Of Shred.com
Ultimatemetal.com
Lvedaily.com
The Kind That Hurts The Most
I80’s.com
411Hype.com
Matrixmase.com
Metaltabs.com
Online Marketing:
Google Adsense (Search Marketing)
Yahoo advertising (Search Marketing)
Search Engine Optimization (Mintus Media)
Email Marketing.

TACTICS
Features (submit news or comment to magazines' feature - future opportunities)
Deal with The Littlebazaar to run a joint upload competition from their website. Allowing us to capture details and approach artists that they are dealing with.
Join the BPI (British Phonographic Industry) to gain access to large numbers of music industry companies.
Music or business magazine article (new model for music marketing)
Our focus has been to raise our profile through communications with key industry contacts
Bring Barney Cordell onboard as a consultant to add weight to our marketing efforts and access to his industry contacts.
Monitor keywords through Overture/Yahoo bid and keyword tools. Use the findings to plan affective Pay Per Click Keyword campaigns with Google Adsense/Yahoo Advertising.
Find a search engine optimization company to optimize the PlayBOX Corporate website for the Google and Yahoo search engines.
Make strategic partnerships with highly trafficked music websites, to drive traffic to our corporate and clients sites through logo swaps or banner swaps.
Leafleting campaigns at all major London music gigs and industry functions.
Attending and canvassing all large industry exhibitions like Popkom, Midem.
Advertise or create discussion boards on all music forums and blogs.
Send monthly email newsletters to all opt-in registered users of PlayBOX services, with a breakdown of latest artists/record label live sites and all news at PlayBOX.

2)	How do the current marketing plans compare to the plans in place on March 31, 2006?

The present PlayBOX marketing plan does not differ from the plan in place on March 31, 2006 as the Company still does not have a significant marketing budget. The Company continues to look for new forums and blogs to approach and is still trying to make deals with strategic partners to push the PlayBOX brand. The marketing schedule above will be the core schedule until the Company obtains further financing. Once additional financing is obtained, the Company will proceed to follow the marketing plan outlined in the “Marketing” section starting on page 36 of the SB-2 registration statement.

Note 2. Significant Accounting Policies

Revenue Recognition, page F-22

4.

As previously noted, the existing disclosure regarding your revenue recognition policy is general in nature. Please revise to provide footnote disclosure similar to the information provided in your response to comment 32 of our letter dated July 5, 2006. In this regard, we note that you should identify the nature, terms and revenue recognition policies for each material type of transaction.

In response to the Staff’s comment, the Company has revised the revenue recognition policy note to include the information provided in the Company’s previous response to question 32 dated October 6, 2006. The Company has also identified the nature, terms and revenue recognition policies for each material type transaction.

5.	Your response to comment 32 of our letter dated July 5, 2006 appears to indicate that set-up fee services are recognized over the course of the Web-based interface creation. Please explain your basis for recognizing revenue in this manner. In this regard, we note that the services you are providing are initial set-up fees that are required in order to provide your customer with the functionality they require. Please tell us how you have considered SAB Topic 13:A.3.f which requires that setup fees be deferred and recognized over the term of the hosting arrangement.

In response to the Staff’s comment, the Company provides the following explanation with reference to certain facts, examples and interpretative responses in SAB Topic 13:A.3.f:

“Facts: Registrants may negotiate arrangements pursuant to which they may receive nonrefundable fees upon entering into arrangements or on certain specified dates. The fees may ostensibly be received for conveyance of a license or other intangible right or for delivery of particular products or services. Various business factors may influence how the registrant and customer structure the payment terms. For example, in exchange for a greater up-front fee for an intangible right, the registrant may be willing to receive lower unit prices for related products to be delivered in the future. In some circumstances, the right, product, or service conveyed in conjunction with the nonrefundable fee has no utility to the purchaser separate and independent of the registrant's performance of the other elements of the arrangement. Therefore, in the absence of the registrant's continuing involvement under the arrangement, the customer would not have paid the fee. Examples of this type of arrangement include the following:”

“A registrant sells a lifetime membership in a health club. After paying a nonrefundable "initiation fee," the customer is permitted to use the health club indefinitely, so long as the customer also pays an additional usage fee each month. The monthly usage fees collected from all customers are adequate to cover the operating costs of the health club.”

The above example is representative of the Company’s one time set-up “upfront” fee which it charges its customers for the provision of hosting and bandwidth services. The customer is permitted to utilize disk space and avail itself of server bandwidth from the Company’s Linux server, which it runs out of Open Hosting’s facility in London, UK, as long as the customer pays the specified monthly fee.

“A registrant charges users a fee for non-exclusive access to its web site that contains proprietary databases. The fee allows access to the web site for a one- year period. After the customer is provided with an identification number and trained in the use of the database, there are no incremental costs that will be incurred in serving this customer.”

The above example is representative of the Company’s revenue share service element where it charges its customers a percentage of music download purchases through the Company’s online music applications containing the PlayBOX technology. Additionally, there will not be incremental costs incurred in providing this service element as hosting, streaming, encoding and administrative services will be free of charge to customers under the revenue share type of agreement.

“A registrant charges a fee for hosting another company's web site for one year. The arrangement does not involve exclusive use of any of the hosting company's servers or other equipment. Almost all of the projected costs to be incurred will be incurred in the initial loading of information on the host company's internet server and setting up appropriate links and network connections.”

The above example is representative of the Company’s revenue share service element where it charges its customers a percentage of music download purchases through the Company’s online music applications containing the PlayBOX technology. Additionally, there will not be incremental costs incurred in providing this service element as hosting, streaming, encoding and administrative services will be free of charge to customers under the revenue share type of agreement.

“Interpretive Response: The staff believes that registrants should consider the specific facts and circumstances to determine the appropriate accounting for nonrefundable, up-front fees. Unless the up-front fee is in exchange for products delivered or services performed that represent the culmination of a separate earnings process, the deferral of revenue is appropriate.”

Based on the above examples and analysis, the Company has considered the specific facts and circumstances in its determination of the appropriate accounting for non-refundable upfront fees. Since the upfront fees are not in exchange for products delivered or services rendered that represent the culmination of a separate earnings process, the deferral of revenue is deemed appropriate.

6.

Your responses to comments 32 and 33 of our letter dated July 5, 2006 indicate that your arrangements include set-up, monthly service and revenue share services. These appear to be multiple element arrangements. Please explain to us how you have considered EITF 00-21. To the extent that transactions involve multiple elements, revise your disclosure to identify all elements included in each type of sales transaction, clearly indicate the revenue recognition policy for each element, and explain how you allocate revenue to each accounting unit.

In response to the Staff’s comment, the Company provides the following consideration of EITF 00-21.

The issues identified in this EITF are as follows:

	1.	How to determine whether an arrangement with multiple deliverables consists of more than one unit of accounting.

Per paragraph 9 of EITF 00-21, revenue arrangements with multiple deliverables should be divided into separate units of accounting if the deliverables in the arrangement meet the following criteria:

		i.	Does the delivered item(s) have value to the customer on a standalone basis?

Response: Yes, each delivered item (creation of a web-based interface and provision of hosting and bandwidth services) has a standalone value to the customer.

ii.	Is there objective and reliable evidence of the fair value of the undelivered item(s)?

Response: Yes, fair values for the undelivered item(s) can be measured by the number of tracks to be uploaded, number of hours of development time to complete the interface and the estimated disk space and bandwidth to be provided.

iii.

If the arrangement includes a general right of return relative to the delivered item, is the delivery or performance of the undelivered item(s) considered probable and substantially in the control of the vendor?

Response: There is no right of return relative to the delivered items. The delivery or performance of the undelivered items is considered probable and substantially in the control of the Company.

2.	If an arrangement consists of more than one unit of accounting, how the arrangement consideration should be allocated among the separate units of accounting?

Response: The arrangement consideration should be allocated among the separate units of accounting based on the number of tracks to be uploaded, number of hours of development time to complete the interface and the estimated disk space and bandwidth to be provided.

3.

What effect, if any, certain customer rights due to vendor nonperformance have on the measurement of arrangement consideration and/or the allocation of consideration to the delivered unit(s) of accounting?

Response: Customers pay a non-refundable upfront set-up fee for the provision of hosting and bandwidth services. In the event of vendor non-performance, this upfront fee will not be refunded.

4.	The impact, if any, of a customer's ability to cancel a contract and incur a cancellation penalty on the measurement of arrangement consideration?

Response: The impact is the customer cannot get a refund on the upfront fee in the event of cancellation.

5.	The impact, if any, of consideration that varies as a result of future customer actions on the measurement and/or allocation of arrangement consideration?

Response: No impact.

6.	The impact, if any, of consideration that varies as a result of future vendor actions on the measurement and/or allocation of arrangement consideration?

Response: No impact.

7.	The impact of a vendor's intent not to enforce its contractual rights in the event of customer cancellation on the measurement and/or allocation of arrangement consideration?

Response: No impact.

Conclusion: The delivered item(s) should be considered a separate unit of accounting. Arrangement consideration can be allocated among the separate units of accounting based on their relative fair values.

In addition, the Company has revised its revenue recognition policy note disclosure to identify all elements included in each type of sales transaction, indicate the revenue recognition policy for each element, and explain how it has allocated revenue to each accounting unit.

Finally, the Company acknowledges that it will be required to furnish a letter to the Commission with the required “Tandy” language prior to the acceleration of the effective date of the Registration Statement.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 691-7410.

Yours truly,

/s/ Michael H. Taylor
Michael H. Taylor
for Lang Michener LLP

MHT/iag
Encls.

cc:	Ms. Christine Davis Mr. Daniel Lee
Mr. Brad Skinner, Branch Chief
cc:	PlayBOX (US) Inc.
Attention: Mr. Robert Burden, CEO